Shanda Reports Fourth Quarter and Full Year 2009 Unaudited Results

- Fourth Quarter 2009 Net Revenues Increased 9% QoQ to US$221.6 Million, Non-GAAP Operating Income
Increased 3% QoQ to US$89.6 Million#CNon-GAAP Diluted Earnings per ADS US$0.88
- Full Year 2009 Net Revenues Increased 47% YoY to US$767.5 Million, Non-GAAP Operating Income
Increased 47% YoY to US$323.4 Million, Non-GAAP Diluted Earnings per ADS US$3.72

Shanghai, China—March 1, 2010—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Highlights(1)

•	Consolidated net revenues increased 49% year-over-year and 9% quarter-over-quarter to RMB1,513.5 million (US$221.6 million).

•	Shanda Games’ revenues increased 39% year-over-year and 5% quarter-over-quarter to RMB1,336.2 million (US$195.7 million).

•	Shanda Online’s revenues increased 33% year-over-year and 4% quarter-over-quarter to RMB295.0 million (US$43.2 million).

•	Other revenues increased 162% year-over-year and 52% quarter-over-quarter to RMB201.7 million (US$29.5 million).

•	Non-GAAP(2) operating income increased 43% year-over-year and 3% quarter-over-quarter to RMB612.2 million (US$89.6 million).

•	Non-GAAP(2) net income attributable to ordinary shareholders increased 24% year-over-year and decreased 19% quarter-over-quarter to RMB422.0 million (US$61.8 million). Non-GAAP earnings per diluted ADS were RMB6.06 (US$0.88), compared with RMB4.90 in the fourth quarter of 2008 and RMB7.40 in the third quarter of 2009.

Full Year 2009 Highlights(1)

•	Consolidated net revenues were RMB5,240.8 million (US$767.5 million), representing an increase of 47% from 2008.

•	Shanda Games’ revenues increased 42% year-over-year to RMB4,806.7 million (US$704.0 million).

•	Shanda Online’s revenues were RMB1,066.2 million (US$156.1 million), representing an increase of 36% from 2008.

•	Other revenues were RMB524.5 million (US$76.8 million), representing an increase of 96% from 2008.

•	Non-GAAP(2) operating income was RMB2,208.3 million (US$323.4 million), representing an increase of 47% from 2008.

•	Non-GAAP(2) net income was RMB1,761.5 million (US$257.9 million), representing an increase of 37% from 2008. Non-GAAP earnings per diluted ADS were RMB25.34 (US$3.72), compared with RMB17.76 per diluted ADS in 2008.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8282 to US$1.00 as published by the People’s Bank of China on December 31, 2009. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures”.

“Shanda closed the year 2009 with another quarter of solid progress,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “With the goal of becoming a leading global entertainment media enterprise, Shanda will continue to step up efforts to develop new technologies as well as explore innovative business models to transform the cultural landscape.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:00 a.m. on March 1, 2010 Beijing/Hong Kong time (9:00 p.m. on February 28, 2010 Eastern Standard Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Fourth Quarter 2009 Financial Results(1)

Net Revenues. In the fourth quarter of 2009, Shanda reported net revenues of RMB1,513.5 million (US$221.6 million), representing an increase of 49% from RMB1,015.2 million year-over-year and 9% from RMB1,382.9 million in the third quarter of 2009.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,336.2 million (US$195.7 million) in the fourth quarter of 2009, representing an increase of 39% from RMB958.4 million year-over-year and 5% from RMB1,272.0 million in the third quarter of 2009.

Shanda Online’s revenues in the fourth quarter of 2009 increased 33% year-over-year and 4% quarter-over-quarter to RMB295.0 million (US$43.2 million).

Other revenues including Hurray!, literature, chess and board game platform, e-sports platform and other businesses in the fourth quarter of 2009 increased 162% year-over-year and 52% quarter-over-quarter to RMB201.7 million (US$29.5 million). The quarter-over-quarter difference was primarily due to the full consolidation of Hurray!’s financials in the fourth quarter of 2009. Revenue contribution from Hurray! amounted to RMB42.1 million (US$6.2 million) in the fourth quarter of 2009.

Gross Profit. Consolidated gross profit for the fourth quarter of 2009 was RMB1,075.2 million (US$157.5 million), representing a 47% increase from RMB731.7 million in the fourth quarter of 2008 and a 9% increase from RMB983.4 million in the third quarter of 2009. Gross margin was 71.0% in the fourth quarter of 2009, compared with 72.1% in the fourth quarter of 2008 and 71.1% in the third quarter of 2009.

Shanda Games gross profit for the fourth quarter of 2009 was RMB801.9 million (US$117.4 million), representing a 40% increase from RMB574.6 million in the fourth quarter of 2008 and a 6% increase from RMB754.0 million in the third quarter of 2009. Shanda Games gross margin was 60.0% in the fourth quarter of 2009, compared with 60.0% in the fourth quarter of 2008 and 59.3% in the third quarter of 2009.

Shanda Online gross profit for the fourth quarter of 2009 was RMB248.8 million (US$36.4 million), representing a 43% increase from RMB174.5 million in the fourth quarter of 2008 and a 8% increase from RMB230.3 million in the third quarter of 2009. Shanda Online gross margin was 84.3% in the fourth quarter of 2009, compared with 78.8% in the fourth quarter of 2008 and 81.3% in the third quarter of 2009.

Other businesses gross profit for the fourth quarter of 2009 was RMB76.4 million (US$11.2 million), representing a 207% increase from RMB25.0 million in the fourth quarter of 2008 and 36% increase from RMB56.3 million in the third quarter of 2009. Other business gross margin was 37.9% in the fourth quarter of 2009, compared with 32.4% in the fourth quarter of 2008 and 42.3% in the third quarter of 2009.

Operating Income. Operating income for the fourth quarter of 2009 was RMB559.5 million (US$81.9 million), an increase of 35% from RMB413.1 million in the fourth quarter of 2008 and an increase of 10% from RMB510.7 million in the third quarter of 2009. Operating margin was 37.0% in the fourth quarter of 2009, compared with 40.7% in the fourth quarter of 2008 and 36.9% in the third quarter of 2009.

Non-GAAP(2) Operating Income. Non-GAAP operating income for the fourth quarter of 2009 was RMB612.2 million (US$89.6 million), an increase of 43% from RMB427.3 million in the fourth quarter of 2008 and an increase of 3% from RMB595.0 million in the third quarter of 2009. Non-GAAP operating margin was 40.4% in the fourth quarter of 2009, compared with 42.1% in the fourth quarter of 2008 and 43.0% in the third quarter of 2009.

Share-based compensation was RMB52.7 million (US$7.7 million) in the fourth quarter of 2009, compared with RMB14.2 million in the fourth quarter of 2008 and RMB84.3 million in the third quarter of 2009.

Income Tax Expense. Income tax expense for the fourth quarter of 2009 was RMB148.9 million (US$21.8 million), as compared with income tax expenses of RMB93.0 million in the fourth quarter of 2008 and RMB131.2 million in the third quarter of 2009.

Net Income Attributable to Ordinary Shareholders. Net income for the fourth quarter of 2009 was RMB369.3 million (US$54.1 million), an increase of 13% from RMB326.5 million in the fourth quarter of 2008 and a decrease of 15% from RMB435.3 million in the third quarter of 2009. Earnings per diluted ADS in the fourth quarter of 2009 were RMB5.30 (US$0.78), compared with RMB4.70 in the fourth quarter of 2008 and RMB6.18 in the third quarter of 2009. The quarter-over-quarter difference was primarily due to the difference in net income attributable to non-controlling interests between the fourth quarter in 2009 and the third quarter in 2009. Net income attributable to non-controlling interests amounted to RMB102.3 million (US$15.0 million) in the fourth quarter of 2009, compared with RMB1.8 million in the third quarter of 2009.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the fourth quarter of 2009 was RMB422.0 million (US$61.8 million), an increase of 24% from RMB340.7 million in the fourth quarter of 2008 and a decrease of 19% from RMB519.6 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS in the fourth quarter of 2009 were RMB6.06 (US$0.88), compared with RMB4.90 in the fourth quarter of 2008 and RMB7.40 in the third quarter of 2009.

Full Year 2009 Financial Results(1)

Net Revenues. Net revenues for the full year 2009 were RMB5,240.8 million (US$767.5 million), representing an increase of 47% from RMB3,569.1 million in 2008.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB4,806.7 million (US$704.0 million) for the full year 2009, representing an increase of 42% from RMB3,376.8 million in 2008.

Shanda Online’s revenues for the full year 2009 were RMB1,066.2 million (US$156.1 million), representing an increase of 36% from RMB784.2 million in 2008.

Other revenues including Hurray!, literature, chess and board game platform, e-sports platform and other businesses for the full year 2009 were RMB524.5 million (US$76.8 million), representing an increase of 96% from RMB268.1 million in 2008.

Gross Profit. Gross profit for the full year 2009 increased 47% year-over-year to RMB3,758.6 million (US$550.5 million). Gross margin was slightly up from 71.4% in 2008 to 71.7% in 2009.

Shanda Games gross profit for the full year 2009 increased 52% year-over-year to RMB2,873.2 million (US$420.8 million). Shanda Games gross margin was up from 55.9% in 2008 to 59.8% in 2009.

Shanda Online gross profit for the full year 2009 increased 31% year-over-year to RMB863.0 million (US$126.4 million). Shanda Online gross margin was down from 83.9% in 2008 to 80.9% in 2009.

Other businesses gross profit for the full year 2009 increased 138% year-over-year to RMB228.6 million (US$33.5 million). Other businesses gross margin was up from 35.9% in 2008 to 43.6% in 2009.

Operating Income. Operating income for the full year 2009 increased 41% year-over-year to RMB2,039.4 million (US$298.7 million). Operating margin was 38.9% in 2009, compared with operating margin of 40.4% in 2008.

Non-GAAP(2) Operating Income. Non-GAAP operating income for the full year 2009 increased 47% year-over-year to RMB2,208.3 million (US$323.4 million). Non-GAAP operating margin was 42.1% in 2009, compared with operating margin of 42.0% in 2008.

Net Income Attributable to Ordinary Shareholders. For the full year 2009, net income was RMB1,592.6 million (US$233.2 million), an increase of 30% from RMB1,228.7 million in the full year 2008. Earnings per diluted ADS were RMB22.90 (US$3.36) for the full year 2009, compared with RMB16.98 per diluted ADS for the full year 2008.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the full year 2009 was RMB1,761.5 million (US$257.9 million), an increase of 37% from RMB1,284.7 million in the full year 2008. Non-GAAP earnings per diluted ADS were RMB25.34 (US$3.72) for the full year 2009, compared with RMB17.76 per diluted ADS for the full year 2008.

Recent Business Highlights
On December 4, 2009. Shanda Online announced a strategic cooperation with Beijing online Kylin Network Information Science and Technology Co., Ltd., regarding “Genghis Khan – Treasure Hunter”, an expansion pack for Kylin’s popular online historical war game “Genghis Khan”.

On December 30, 2009, Shanda announced that it has been honoured as one of the Top Ten Copyright Owners/Operators by the Copyright Protection Centre of China (CPCC) for 2009.

On January 11, 2010, Shanda Online announced the appointment of Mr. Xu Chaojun as its Chief Operating Officer.

On January 22, 2010, Shanda announced that Mr. Qunzhao Tan has resigned as the president of the Company and Mr. Tianqiao Chen, the chairman of the board and chief executive officer, will assume Mr. Tan’s responsibilities as president of the Company.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2009 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda Games intends to release in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Ltd.
Elyse Liao, IR Manager
Phone: +86-21-5050-4747 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com
United States:,
Mike Houston: +1-212-618-1978
Email: mhouston@christensenir.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2008	As of December 31, 2009
	( As adjusted)1
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,397.8	10,959.3	1,605.0
Restricted cash	—	54.5	8.0
Short-term investments	853.3	2,046.8	299.8
Marketable securities	36.7	20.8	3.0
Accounts receivable	35.8	115.7	16.9
Inventories	3.2	46.8	6.9
Due from related parties	—	0.4	0.1
Deferred licensing fees and related costs	54.1	56.3	8.2
Prepayments and other current assets	190.3	218.9	32.1
Deferre Deferred tax assets	89.3	118.2	17.3

Total current assets	4,660.5	13,637.7	1,997.3

Investment in equity investees	61.2	62.3	9.1
Property, equipment and software	312.4	481.4	70.5
Intangible assets	476.3	881.3	129.1
Goodwill	590.3	665.7	97.5
Long-term deposits	50.4	64.8	9.5
Long-term prepayments	146.0	206.5	30.2
Long-term assets	136.0	142.9	20.9
Non-current deferred tax assets	34.7	16.3	2.4

Total assets	6,467.8	16,158.9	2,366.5

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	54.5	104.9	15.4
Licensing fees payable	203.2	224.5	32.9
Taxes payable	112.5	205.5	30.1
Deferred revenue	513.8	452.3	66.2
Due to related parties	3.0	6.2	0.9
Short term loan	—	15.0	2.2
Other payables and accruals	349.9	787.5	115.3
Deferred tax liabilities	67.8	107.8	15.8

Total current liabilities	1,304.7	1,903.7	278.8

Non-current deferred tax liabilities	31.5	64.5	9.4
Non-current income tax liabilities	9.4	9.5	1.4
Long-term liabilities	1,000.7	1,030.4	150.9
Non-current deferred revenue	1.7	3.5	0.5

Total liabilities	2,348.0	3,011.6	441.0

Equity
Ordinary shares	11.4	11.3	1.7
Additional paid-in capital	1,931.7	8,345.5	1,222.2
Statutory reserves	183.8	196.3	28.8
Accumulated other comprehensive loss	-134.0	-89.2	-13.1
Retained earnings	1,838.1	3,082.1	451.4

Total Shanda shareholder’ equity	3,831.0	11,546.0	1,691.0
Non-controlling interests	288.8	1,601.3	234.5

Total equity	4,119.8	13,147.3	1,925.5

Total liabilities and equity	6,467.8	16,158.9	2,366.5

(1) Reflects retrospective application of ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”) and ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”)

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
	For the three months period ended,
	December 31, 2008	September 30,	December 31,
	( As adjusted)1	2009	2009
	RMB	RMB	RMB	US$
Net revenues
Shanda Games	958.4	1,272.0	1,336.2	195.7
Shanda Online	221.4	283.3	295.0	43.2
Others	76.9	133.0	201.7	29.5
Elimination	-241.5	-305.4	-319.4	-46.8

Total	1,015.2	1,382.9	1,513.5	221.6

Cost of services
Shanda Games	-383.8	-518.0	-534.3	-78.3
Shanda Online	-46.9	-53.0	-46.2	-6.8
Others	-51.9	-76.7	-125.3	-18.3
Elimination	199.1	248.2	267.5	39.3

Total	-283.5	-399.5	-438.3	-64.1

Gross profit
Shanda Games	574.6	754.0	801.9	117.4
Shanda Online	174.5	230.3	248.8	36.4
Others	25.0	56.3	76.4	11.2
Elimination	-42.4	-57.2	-51.9	-7.5

Total Overall gross profit margin	731.7	983.4	1,075.2	157.5

Operating expenses:
Product development	-77.2	-99.6	-128.7	-18.8
Sales and marketing	-92.6	-146.9	-148.0	-21.7
General and administrative	-148.8	-226.2	-239.0	-35.1
Total operating expenses	-318.6	-472.7	-515.7	-75.6

Income from operations	413.1	510.7	559.5	81.9
Interest income, net/(expense)	-12.2	-13.1	-3.9	-0.6
Other income, net	21.6	84.8	86.4	12.6

Income before income tax expenses, Equity in earning(loss)
of affiliates	422.5	582.4	642.0	93.9
Income tax expense	-93.0	-131.2	-148.9	-21.8
Equity in earning(loss) of affiliates	0.4	-14.1	-21.5	-3.0

Net income	329.9	437.1	471.6	69.1
Less: Net income attributable to non-controlling interests	-3.4	-1.8	-102.3	-15.0

Net income attributable to ordinary shareholders	326.5	435.3	369.3	54.1

Earnings per share:
Basic	2.37	3.25	2.75	0.40
Diluted	2.35	3.09	2.65	0.39
Earnings per ADS:
Basic	4.74	6.50	5.50	0.80
Diluted	4.70	6.18	5.30	0.78
Weighted average ordinary shares outstanding:
Basic	137,563,925	133,858,259	134,165,079	134,165,079
Diluted	139,055,080	139,074,649	138,875,081	138,875,081
Weighted average ADS outstanding:
Basic	68,781,963	66,929,130	67,082,540	67,082,540
Diluted	69,527,540	69,537,325	69,437,541	69,437,541
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	427.3	595.0	612.2	89.6
Share-based compensation cost	-14.2	-84.3	-52.7	-7.7

GAAP operating income	413.1	510.7	559.5	81.9

Non-GAAP net income attributable to ordinary shareholders	340.7	519.6	422.0	61.8
Share-based compensation cost	-14.2	-84.3	-52.7	-7.7
GAAP net income attributable to ordinary shareholders	326.5	435.3	369.3	54.1

Non-GAAP diluted earnings per ADS	4.90	7.40	6.06	0.88
Share-based compensation cost per ADS	-0.20	-1.22	-0.76	-0.10
GAAP diluted earnings per ADS	4.70	6.18	5.30	0.78

(1) Reflects retrospective application of ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”) and ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the year ended,
		December 31,
	December 31,	2009
	2008(As adjusted)1,2

RMB		RMB	US$
Net revenues
Shanda Games	3,376.8	4,806.7	704.0
Shanda Online	784.2	1,066.2	156.1
Others	268.1	524.5	76.8
Elimination	-860.0	-1,156.6	-169.4

Total net revenues	3,569.1	5,240.8	767.5

Cost of services
Shanda Games	-1,489.4	-1,933.5	-283.2
Shanda Online	-126.0	-203.2	-29.7
Others	-171.9	-295.9	-43.3
Elimination	766.8	950.4	139.2

Total cost of services	-1,020.5	-1,482.2	-217.0

Gross profit
Shanda Games	1,887.4	2,873.2	420.8
Shanda Online	658.2	863.0	126.4
Others	96.2	228.6	33.5
Elimination	-93.2	-206.2	-30.2

Total overall gross profit margin	2,548.6	3,758.6	550.5

Operating expenses:
Product development	-274.6	-417.3	-61.2
Sales and marketing	-318.0	-517.1	-75.7
General and administrative	-513.7	-784.8	-114.9
Total operating expenses	-1,106.3	-1,719.2	-251.8

Income from operations	1,442.3	2,039.4	298.7
Interest income, net/(expense)	42.6	-43.0	-6.4
Other income, net	44.8	246.2	36.0

Income before income tax expenses, equity in
• loss of affiliates	1,529.7	2,242.6	328.3
Income tax expense	-276.5	-485.8	-71.1
Equity in loss of affiliates	-0.3	-50.5	-7.3

Net income	1,252.9	1,706.3	249.9
Less: Net income attributable to non-controlling interests	-24.2	-113.7	-16.7

Net income attributable to ordinary shareholders	1,228.7	1,592.6	233.2

Earnings per share:
Basic	8.59	11.86	1.74
Diluted	8.49	11.45	1.68
Earnings per ADS:
Basic	17.18	23.72	3.48
Diluted	16.98	22.90	3.36
Weighted average ordinary shares outstanding:
Basic	142,991,542	134,265,829	134,265,829
Diluted	144,674,902	138,503,917	138,503,917
Weighted average ADS outstanding:
Basic	71,495,771	67,132,915	67,132,915
Diluted	72,337,451	69,251,959	69,251,959

Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	1,498.3	2,208.3	323.4
Share-based compensation cost	-56.0	-168.9	-24.7

GAAP operating income	1,442.3	2,039.4	298.7

Non-GAAP net income attributable to ordinary shareholders	1,284.7	1,761.5	257.9
Share-based compensation cost	-56.0	-168.9	-24.7

GAAP net income attributable to ordinary shareholders	1,228.7	1,592.6	233.2

Non-GAAP diluted earnings per ADS	17.76	25.34	3.72
Share-based compensation cost per ADS	-0.78	-2.44	-0.36

GAAP diluted earnings per ADS	16.98	22.90	3.36

(1) Reflects retrospective application of ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”) and ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”)

(2) Segment information, in 2008, we commenced a reorganization to provide each of our businesses with a sharper focus on its respective business operation, strategies and competitive challenges (the “Reorganization”).  On June 27, 2008, our board of directors approved a master separation agreement, effective as of July 1, 2008 pursuant to which we transferred substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity (the “Separation”).

The segment information provided above has been prepared as if each reporting segment’s current corporate structure which separates our business into (i) the development, sourcing and management of intellectual property rights relating to MMORPGs and advanced casual games and (ii) the operation of our service platform that provides distribution, payment, customer services and other e-commerce service for online entertainment content, had been in existence throughout the periods presented and as if the Reorganization had occurred as of the earliest period presented.  Accordingly, for the period from January 1, 2008 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment, and for the period from October 1, 2008 to December 31, 2008, the information set forth above consists of the revenue and gross profit of each segment, including with respect to Shanda Games as a standalone entity subsequently to the Separation.